Exhibit 3.2

AMENDMENT TO BYLAWS

OF

SPRINGBIG HOLDINGS, INC.

This Amendment to Bylaws (the “Amendment”) of SpringBig Holdings, Inc., a Delaware corporation (the “Corporation”), is effective as of September 14, 2026 (the “Effective Date”).

WHEREAS, Section 9.15 of Article IX of the Bylaws of the Corporation in effect immediately prior to the Effective Date (the “Current Bylaws”) provides that the Current Bylaws may be amended by the affirmative vote of a majority of the Board of Directors of the Corporation (the “Board”); and

WHEREAS, the Board desires to amend the Current Bylaws as set forth in this Amendment, effective as of the Effective Date.

NOW, THEREFORE, the Current Bylaws are hereby amended as follows, effective as of the Effective Date.

1.	Name Change. Any and all references to the name of the Corporation in the Current Bylaws are hereby changed from “SpringBig Holdings, Inc.” to “SBIG Holdings, Inc..” including the title of the Current Bylaws.

2.	Amendment to Bylaws. Article II, Section 2.4 of the Current Bylaws (as so amended, the “Bylaws”) is hereby deleted in its entirety and replaced with the following:

Section 2.4. Quorum. Except as otherwise provided by applicable law, the Corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”), or these Bylaws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing one-third (1/3) of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing one-third (1/3) of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

3.	Effect on Bylaws. The terms of this Amendment shall modify and amend the terms of the Current Bylaws to the extent expressly modified and amended herein, but every other term and condition contained in the Current Bylaws is hereby ratified, affirmed, and remains in full force and effect and shall remain unchanged unless expressly amended or modified hereby or by another written instrument entered into in accordance with the terms of the Bylaws.

4.	Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any conflict of laws principles that would result in the application of the laws of any jurisdiction other than the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to Bylaws to be executed by its duly authorized representative as of the Effective Date.

CORPORATION:

SPRINGBIG HOLDINGS, INC.

By:	/s/ Andrew Glashow
Name:	Andrew Glashow
Title:	Chief Executive Officer